Exhibit 12.1
AbitibiBowater Inc
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Year Ended December 31,
	2007	2006	2005

(Loss) Earnings:

Loss before income taxes, minority interests and cumulative effect of accounting changes	$(648)	$(111)	$(91)

Add: Fixed charges from below	262	207	208
Less: Capitalized interest	(1)	(4)	(1)

	$(387)	$92	$116

Fixed Charges:

Interest expense, net of interest capitalized	249	196	199
Capitalized interest	1	4	1
Estimate of interest within rental expense	9	3	4
Amortized premium and discounts related to indebtedness	3	4	4

	$262	$207	$208

Deficiency of Earnings to Fixed Charges	649	115	92